82-711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

04046063

SEC MAIL PROCESSING
RECEIVED
NOV 0 8 2004
WASH. D.C. 202 SECTION

SUPPL

With Compliments

Fosters Brewing

PROCESSED
NOV 1 0 2004
THOMSON
FINANCIAL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

25 October 2004

Company Announcements Centre
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ANNUAL GENERAL MEETING – 25 OCTOBER 2004
DISCLOSURE OF PROXY VOTES

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 25 October 2004:

Resolution 1 **Re-election of Mr D. A. Crawford as a Director**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	1,160,781,198
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	975,008,719
- the proxy is to vote against the resolution	86,713,380
- the proxy may vote at the proxy's discretion	99,059,099
- the proxy is to abstain on the resolution	3,693,261
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

dlw 11/10

Resolution 2 Re-election of Mr B. Healey as a Director	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly Appointed	1,161,672,779
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	979,331,078
- the proxy is to vote against the resolution	83,127,450
- the proxy may vote at the proxy's discretion	99,214,251
- the proxy is to abstain on the resolution	2,801,680
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 3 Approval of increase in total amount of non-executive Directors' fees	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly Appointed	1,145,766,152
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	983,699,702
- the proxy is to vote against the resolution	67,517,442
- the proxy may vote at the proxy's discretion	94,549,008
- the proxy is to abstain on the resolution	10,572,832
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 4 Approval of Foster's Employee Share Grant Plan, Foster's Employee Share Grant Replica Plan and issues of Shares under the Share Grant Plan as an exception to ASX Listing Rule 7.1	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly Appointed	1,119,979,791
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	985,827,208
- the proxy is to vote against the resolution	36,539,460
- the proxy may vote at the proxy's discretion	97,613,123
- the proxy is to abstain on the resolution	35,983,679
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 5 Approval of the participation of Mr Trevor L. O'Hoy, President and CEO of the Company, in the Foster's Long Term Incentive Plan	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	1,120,424,976
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	952,481,487
- the proxy is to vote against the resolution	70,508,093
- the proxy may vote at the proxy's discretion	97,435,396
- the proxy is to abstain on the resolution	35,591,986
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Yours faithfully

Robert Dudfield
Assistant Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/10/2004

TIME: 15:38:14

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Disclosure of Proxy Votes

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

Foster's Group Limited Annual General Meeting

Melbourne, 25 October 2004

Foster's Group will today address investors at its Annual General Meeting to be held in Melbourne commencing at 11am.

Copies of the Chairman's Address and President & CEO's Address and Presentation will be available on the Foster's website www.fostersgroup.com after the meeting.

Further Information:

Media:
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investor Relations:
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

Chairman's Annual General Meeting Address

Introduction

Good morning ladies and gentlemen.

While fiscal 2004 has been a year of many changes and many challenges, it has also marked a key phase in the group's evolution.

We have continued our transformation towards being a pure global beverages company with the successful disposal of ALH, and significant progress made towards the sale of Lensworth.

We have maintained our financial discipline, and been active in the capital management arena through a major share buy back program.

We have passed the leadership baton on to a new generation of management under Trevor O'Hoy, your new President & CEO.

We have appointed a number of new executives to key roles and I'd like to take this opportunity to introduce you to the senior executive team.

Firstly those executives who have taken on new responsibilities...

John Murphy, who has been appointed Managing Director, Carlton & United Beverages; Jamie Odell, Chief Operating Officer, Global Wine Trade and Managing Director-elect, BBWE and Neville Fielke, who has taken on the role of Managing Director, Wine Clubs and Services.

Could I also introduce Rick Scully, Managing Director, Foster's Brewing International; John O'Grady, Managing Director, Lensworth; Pete Scott, Chief Financial Officer; Ben Lawrence, Senior Vice President, Human Resources and Graeme Willersdorf, Senior Vice President, Corporate Affairs.

This blend of new and established executives is working well together as one cohesive Foster's team.

Operationally, group results have been mixed this year with outstanding performances from CUB, Foster's Brewing International, Lensworth and Asia Pacific Wine Trade, and disappointing results from our North American Wine Trade operation and Wine Clubs and Wine Services businesses.

In January of this year we initiated a review of our global Wine Trade business, which along with many others, has suffered as a result of difficult market conditions.

As a result we have taken decisive action, through a comprehensive range of initiatives, to restore financial performance and also to support Beringer Blass' ongoing development as a pre-eminent global wine company.

As we have already outlined to the market, it will take some time for our actions in Wine to manifest themselves in a measurable improvement in overall financial performance.

But, based on the underlying strength and positioning of Group's businesses, I am confident that Foster's is better placed to deliver an enhanced performance, and improved returns to shareholders, going forward.

Overview of results

I'd like now to provide an overview of the main features of the results for the 12 months ended 30 June 2004.

Net profit on a reported basis increased 73% to $799 million. Earnings per share on this basis were 38.6 cents.

The reported profit included some significant one-off items totalling $330 million after tax.

Broadly these related to gains from the sale of ALH, the write-back of some specific Lensworth provisions, the Emmanuel litigation settlement payment, and Treasury initiatives.

Offsetting these gains were asset write-downs and other restructuring costs that resulted from measures taken to improve the efficiency and performance of our Wine business.

The bulk of these related to write-downs of excess wine inventory, but also included measures to improve efficiency, save costs and consolidate facilities.

In order to give you a more accurate picture of how the group's continuing businesses performed on an underlying basis, we adjust, or normalise, reported profit for these significant items, the SGARA accounting standard, amortisation and the discontinued ALH business.

On this basis earnings after tax increased 1.5% to $550 million, reflecting the weaker Wine result. Normalised earnings per share were 26.5 cents.

A very important measure for us is operating cash flow, which pleasingly remained very strong despite only moderate underlying earnings growth.

Operating cash flow now represents an impressive 90% of EBITDA, a great result in what was a difficult year.

And both CUB and Beringer Blass exhibited an improved conversion of profit to cash.

Margins, which are a key measure of our ability to effectively manage the business from both a revenue and cost perspective, declined slightly but remain very strong at 23.4%.

As Trevor has said on several occasions during the year, strengthening the group's return on capital above the current level of 12.9% will be an area of intense focus for us going forward.

However Foster's balance street remains strong, and during the year the group maintained its investment grade credit rating.

So overall, a tough year in which we took some difficult but necessary decisions, but also one that demonstrated the underlying strength of the group.

This underlying strength led us to approve a 2.7% increase in the full year dividend of 19.25 cents per share, compared with 18.75 cents in financial 2003.

Turning now to the individual performances of the divisions...

CUB

CUB's multi-beverage model delivered another excellent result, with earnings up 9.5%, and cash flow and margins both growing strongly.

CUB's continued transformation from a mature, low growth business into one capable of delivering consistently strong growth and cash flow clearly reflects the hard work put in by the team over the past two years.

The strength of the business resides largely in its portfolio of outstanding brands.

In particular, excellent performances were achieved from brands like Carlton Draught, Carlton Midstrength, Cougar Bourbon and the premium portfolio of domestic and imported beer brands.

The business has made excellent progress in growing its presence in the non-beer category, as evidenced by the success of Cougar Bourbon and strong growth within the RTD and cider portfolios.

Under John Murphy, CUB has accelerated its commitment to innovation and new product development across all beverage categories in line with a strong focus on anticipating and responding to the changing needs of its consumers and customers.

As an example, CUB recently launched Pure Blonde, a new low carbohydrate beer, and Half Mile Creek, a table wine developed in conjunction with the Beringer Blass team.

Both of these products have been developed in response to identified consumer needs and in close collaboration with CUB's customers.

The name change, from Carlton & United Breweries to Carlton & United Beverages better reflects CUB's evolving multi-beverage portfolio, while still paying tribute to its brewing heritage.

This year we celebrated Abbotsford Brewery's 100th anniversary acknowledging '100 Years of Cheers'.

Foster's Brewing International

Our international beer business, Foster's Brewing International, turned in another solid performance, driven by continuing strong global volumes for the Foster's brand – which was up over 8% compared to industry growth of only 2%.

While trading conditions in North America were difficult, excellent growth was achieved in the UK and Europe during the summer as our licence partner Scottish & Newcastle achieved good gains in distribution across Western Europe.

Greater Asia delivered a positive earnings contribution for the year with China's relative performance improving, a strong second half in India, and with Asia exports and duty free providing a markedly higher contribution.

We still believe there are considerable opportunities to develop this excellent brand, and continue to expand our global footprint, and we will be focussing on those opportunities going forward.

Beringer Blass

Turning now to our global wine business, Beringer Blass, which, as many of you will be aware, had a difficult year.

Earnings before interest, tax and the accounting standard SGARA, or EBITAS, were down 33% to $292 million.

Excluding the impact of exchange rates EBITAS declined 23%.

Foster's was not alone in being adversely impacted by a serious oversupply situation in North America, which was compounded by lower demand for premium Californian wine and highly competitive pricing within new categories of wine.

While Beringer Blass has led the industry in terms of margin and cash generation, these factors, as well as a lower level of brand investment in recent years, resulted in a more than 40% decline in earnings for the North American Wine Trade business.

Within the Clubs and Services operations, business specific factors as well as adverse market conditions resulted in weaker performances overall.

Notwithstanding a disappointing overall result, the Asia Pacific Wine Trade business continued to perform very strongly.

Earnings were up almost 10%, and margins remained consistently high.

And pleasingly, despite the toughest market conditions experienced in well over a decade, Beringer Blass continued to generate industry leading cash flows and demonstrate strong earnings to cash flow conversion.

Wine Trade Operational Review

However let me stress here that neither the board nor management are satisfied with the performance of our global wine business.

We are addressing this as a matter of highest priority through a comprehensive set of initiatives arising from the Wine Trade review that I alluded to earlier.

These initiatives fall into three main categories.

Firstly, those aimed at delivering enhanced revenue and earnings growth from substantially increased investment in brands and marketing, new product development and innovation across all key markets.

Secondly, those that achieve greater supply chain flexibility and efficiency and better alignment of current and future supply with expected demand.

And finally, changes to the organisational capability of the group including the creation of a global supply chain function and the integration of systems and processes in demand forecasting and procurement activities across the group.

Trevor will provide some concrete examples to illustrate our progress in each of these areas later, but let me assure you that this review has been very wide ranging and very searching.

We have set challenging but realistic targets for revenue growth and for cost savings, most of which will be reinvested to further grow the business, and we have strengthened the management team with some key appointments.

Key Financial Outcomes

Broadly all of these initiatives are aimed at delivering:

- sustained low double-digit EBITAS growth rates from fiscal 2006;
- an improvement in EBITAS margins for the total Wine Trade business from the current level of around 22% towards the mid 20s over the next few years;
- further strengthening the ratio of operating cash flow to EBITDAS of between 70% and 80%; and
- urgently seeking to improve returns on capital employed.

Clubs and Services

We have also taken steps to improve the financial performance of the Clubs and Services businesses over the next 12 to 18 months, including separating them from the Trade business, and ensuring a dedicated and stronger management focus.

We are assessing all aspects of the businesses including their market positions, supply chain and customer activities, the competitive environment and management structures.

Importantly, we will be exploring integration opportunities across Clubs and Services and between Clubs and Services and Trade.

At this stage, we see Clubs and Services as being a solid fit within the group's broader wine strategy.

But first it is essential that we improve the performance of both businesses.

Lensworth

Turning finally to Lensworth, which delivered another excellent result with EBITA up 74% to almost $50 million.

This reflects the quality of Lensworth's assets and the strength of the Lensworth management team.

As I mentioned at the start, the sale of Lensworth is progressing well, and our objective is to maximise value of this excellent business for shareholders.

So to recap, you can see that while we have achieved mixed results operationally, the actions we are taking to address specific business performance, together with the underlying strength of the group's core businesses, provide grounds for confidence going forward.

Management changes

As I noted earlier, 2004 was a year of significant change in the executive management of the group.

In April Ted Kunkel stepped down after 36 years at Foster's, 12 of those as President & CEO.

I would like to thank Ted for his stewardship of the company through a period of considerable financial distress, and for his outstanding leadership and contribution to building the leading global beverage business that Foster's is today.

His successor Trevor O'Hoy is well known to most of you through his roles as Chief Financial Officer and Managing Director, CUB.

Trevor has already demonstrated excellent strategic skills and a strong focus on creating shareholder value.

I am confident that he will ably lead Foster's into the next important stage of its development.

John Murphy has taken over from Trevor as Managing Director, CUB and is making good progress in advancing CUB's multi beverage strategy and consolidating its position as a multi beverage powerhouse.

Walt Klenz retires as Managing Director, Beringer Blass at the end of this calendar year, but has agreed to continue on as an adviser to the Board and management after that.

I would like to thank Walt for his contribution to building one of the world's leading premium wine companies – Beringer – and for his service over the past 4 years as head of Beringer Blass.

Jamie Odell, who has successfully led the Trade Asia Pacific business since 2001, takes over from Walt from the beginning of next year.

Jamie will be responsible not only for continuing to implement the initiatives resulting from the Wine Trade Review, but also for leading the continued development of Beringer Blass as a leading global wine company.

Neville Fielke has assumed responsibility for Wine Clubs and Wine Services and he will be instrumental in improving the performance of those businesses.

Trevor and his team have been set challenging objectives, and their remuneration and reward structure is based more than ever on achieving specific group targets, and enhancing returns to shareholders.

I am confident that under their leadership, Foster's is well placed to reach its full potential.

Portfolio and capital management

During the year we have continued to manage our portfolio of businesses to better reflect our core beverage focus through a public float of ALH and our decision to sell Lensworth.

Given the group's strong focus on business improvement and organic growth, rather than growth by acquisition at this point, the board believes that disciplined capital management is currently the best mechanism to increase total shareholder returns.

During the year we bought back and cancelled over 10% of our shares on issue.

We remain committed to a further buyback of up to 125 million shares over the balance of financial year 05 and potentially into 06.

Corporate governance

As a Board we remain totally committed to good corporate governance, transparency in reporting and responsible corporate citizenship and we review these matters on a continuing basis.

Foster's has for some time had in place corporate governance structures and processes that were substantially compliant with the new principles and best practice recommendations laid out by the ASX.

During the year work was undertaken to refine compliance in certain areas and further improve the quality and transparency of disclosure.

This year's concise annual report reflects some of the changes we have implemented to disclose information on corporate governance in a format consistent with best practice.

In addition Foster's corporate governance charters, codes and policies are now available on the corporate governance section of the website www.fostersgroup.com.

Occupational health and safety is a key focus for us, and the majority of our operational business sites significantly improved their level of compliance with best practice during the year.

We are proud to have been one of only 26 companies to participate in the inaugural Corporate Responsibility Index, of more than 100 companies originally invited to participate.

Foster's achieved an overall score of 65%, and did particularly well in the areas of environmental management, product safety and workplace management.

The CRI also highlighted areas where there is room for improvement, and we are using the feedback from this excellent business management tool to guide our future community support initiatives and the development of an integrated community involvement strategy.

ASA issues around financial performance and ALH

I would like to spend a few moments talking about the issues raised by the Australian Shareholder's Association in a letter that you would have received in the annual report mailing.

The ASA's has raised two separate areas of concern – namely what it terms 'the poor performance' of the group over the past three years, and the handling of the ALH transaction – and has called for shareholders to oppose the re-election of two directors, David Crawford and Brian Healy.

I would like to address each of these issues in turn.

We acknowledge that aspects of the group's performance, notably the performance of global wine, over the period in question have been disappointing.

However many of the factors contributing to this – September 11 – which very much affected the fine dining market – a downturn in the US economy, a loss of consumer confidence, an industry oversupply of grapes – were outside the board's or indeed management's control.

We have acted urgently and decisively to address the things we *can* control, and to limit the effect that such events will have on our business in future.

It should be remembered that notwithstanding these factors, the group's wine businesses have continued to generate high levels of cash, and maintain industry leading margins.

While the group's total returns to shareholders over the 3 years to 30 June were well below the returns offered by the index of Australia's top 100 companies, over both the 1 and 5 year periods, Foster's returns were much closer to the average of the ASX 100.

Indeed over the 2 years prior to the 3 year period nominated by the ASA, Foster's significantly outperformed the All Ordinaries.

Furthermore, returns have shown a significant improvement over the last 12 months despite the difficulties in wine I have already referred to.

Since the beginning of the current financial year, Foster's share price has shown a marked appreciation. While many factors influence the share price and it is difficult to attribute all of this to an improvement in operational performance, it is nonetheless an encouraging sign and has boosted the group's returns profile over the recent period.

None of these comparisons are intended to suggest that either the board or senior management team are comfortable with the group's recent performance, particularly in regard to wine – quite the contrary.

However shareholders should take comfort from the fact that we expect our efforts in wine, together with the financial benefits now evident from a similar operational review of CUB in early 2003, will position the group well to generate sustainable double-digit growth in normalised earnings per share from fiscal 2006.

The second assertion made by the ASA is that the directors ignored the wishes and best interests of shareholders in disposing of ALH.

I reject this claim absolutely.

The process undertaken in relation to the sale of ALH was open to all, well flagged and structured to achieve maximum value for Foster's shareholders.

Foster's considered all offers that were received from a range of parties globally.

Each and every bid was judged on value and certainty and in the context of market conditions prevailing at the time.

Macquarie Equity Capital Markets' proposal was significantly higher than any other bid.

The board requested Macquarie to provide an underwritten IPO proposal so that it could more accurately compare an IPO with the greater certainty of the trade sale offers.

The fact that Macquarie was prepared to underwrite the offer, and therefore bear all of the market related risk, meant that the outcome of the IPO was certain and therefore risk free for Foster's shareholders.

Furthermore, it gave Foster's the opportunity to share in any additional upside if the underwritten floor price was exceeded in the IPO.

In the event, the $1.5 billion gross proceeds far exceeded the underwritten price, as well as independent broker valuations of the total ALH business at the time.

Foster's - and its shareholders - participated in the upside over the underwritten price, and received a substantially enhanced return.

The ASA's claim that the board should be held accountable for what it terms the 'significant loss in value' between the price achieved through the IPO process and the independent expert's valuation commissioned as a result of the current takeover offer for ALH ignores several important facts.

Since the time of the IPO when ALH has traded as a public company, the index of Australia's leading 200 companies has increased by more than 20%, and the competitive landscape has changed, including presumably the priorities of some of the parties currently involved in the bidding process.

Thus any comparisons of value are invalid and misleading.

Shareholders who support the ASA's claims, and oppose the re-election of David Crawford and Brian Healy will be denying Foster's the benefit of the experience of two of the most able and widely respected directors in corporate Australia.

David Crawford brings valuable risk management and business reorganisation experience to the board, while Brian Healy has extensive experience in the international consumer products business, including the wine market gained during his Chairmanship of Mildara Blass.

Both directors, and indeed all Foster's directors, are very mindful of their obligations, and would in no way compromise their ability to serve by overloading themselves with other responsibilities.

I urge you to support the re-election of both Mr Crawford and Mr Healy as I intend to do.

Board priorities

In closing I would like to outline the Board's priorities for the coming fiscal year...

The board's primary objective is to achieve recognition for Foster's as a premium investment, capable of generating sustainable, high quality earnings, strong operating cash flow and enhanced returns on invested capital, in addition to maintaining a high dividend yield.

With the group's strategic direction clearly defined, the board's focus is now squarely on overseeing successful business execution and ensuring that the group delivers on its potential.

This involves:

- Ensuring the successful execution of initiatives arising out of the Wine Trade Operational Review;

- Maintaining the performance of the CUB multi-beverages business and the growth of the Foster's brand internationally;
- Finalising the group's transition to a premium beverage model through the successful divestment of Lensworth and the remaining ALH shareholding; and finally
- Continuing to pursue an active capital management program in the absence of superior value creation opportunities.

I would like at this point to extend my thanks to the group's 9,000 employees for their support over the past year and for their ongoing enthusiasm and loyalty in difficult times.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/10/2004

TIME: 11:06:10

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

Foster's Group Limited Annual General Meeting

Melbourne, 25 October 2004

Foster's Group will today address investors at its Annual General Meeting to be held in Melbourne commencing at 11am.

Copies of the Chairman's Address and President & CEO's Address and Presentation will be available on the Foster's website www.fostersgroup.com after the meeting.

Further Information:

Media:
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investor Relations:
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

President & CEO's Annual General Meeting Address

Introduction

This year has been something of a watershed for the Foster's Group.

We have faced up to the issues that stand in the way of our success, and made good progress on implementing the changes necessary to shape our future growth.

Following the divestment of ALH, and with the sale process for Lensworth now well underway, we are on track to finally become a pure beverages company by the end of fiscal 2005.

As a substantially new management team, we have inherited a great business, with great brands and great people.

The challenge now is to build one business with one culture, and one that is even better, and more sustainable, than the old business.

In my presentation to you today I'd like to do three things.

First, I would like to talk briefly about the changing beverage sector environment – specifically the attributes that are critical to competing successfully – and to explain how Foster's is positioned to do just that.

Second, I'd like to outline our business priorities and some key changes in execution, which are being implemented under my leadership.

And finally, I hope to demonstrate that the Foster's premium beverage model is capable of delivering a set of financial outcomes, which I believe will make Foster's a highly attractive investment choice.

Critical success factors

The environment in which we operate is changing rapidly and on multiple levels.

To be successful - a number of attributes are critical:

- strong brand equity;
- a portfolio of premium products across a range of beverage categories;
- a solid understanding of today's consumers; and
- the ability to access markets through strong distribution.

Firstly, brand equity is paramount.

There is very strong evidence to suggest that consumers of alcohol products gravitate towards known brands – brands recognised for their quality, reliability and alignment to consumer needs, values and attitudes.

Strong brand equity, and developing "must stock" or "drive" brands, is becoming increasingly important, as both brand and retail concentration continues to accelerate.

Secondly, long-term trends show that as consumers' tastes in beer, wine and spirits continue to move from sweet to dry, the journey takes them from value brands, to mainstream, then on to premium.

While wine as a category continues to show strong growth, premium wine continues to deliver even stronger growth.

Consumers are not only drinking more wine but also trading up – over time and with experience.

In beer, a similar trend exists. While beer growth overall is flat to declining, the premium category continues to display healthy growth rates.

In Australia for example, while premium beer is still a relatively low percentage of total beer sales, the segment continues to grow, at high single digit rates.

Clearly, a portfolio that includes premium products is essential to being a competitive force in the beer market today.

Thirdly, today's drinkers are likely to enjoy a suite of products, not only throughout their lives but also on any one drinking occasion.

Beverage companies therefore must focus on capturing a greater share of widening consumer repertoires, and building a portfolio of products across a range of beverage categories.

Essentially, becoming a one-stop shop or multi-beverage provider.

Understanding consumer trends, not just in terms of what they are drinking, but in terms of what they are eating, what their interests are, how they live, allows us to better anticipate and influence their purchase decisions, and therefore allows us to develop better consumer product solutions.

A fact of commercial life is that our customer base continues to diverge – the big are getting bigger and fragmentation continues amongst the small.

The next critical attribute for success as a beverage company is to focus on achieving greater market access through distribution.

And working closely with customers to help them to drive successful outcomes for their businesses.

And overlaying all of this, our competitors and suppliers are also consolidating and becoming more global – as they too chase growth.

Differentiation on the basis of superior products, people and financial outcomes is critical to attracting consumers, employees, investors, and indeed to surviving.

Foster's premium beverage model

Having set the scene, let me talk about how Foster's is positioned to compete as a relevant and successful player in the global beverage market.

Firstly, Foster's portfolio of premium branded products, across beer, wine and increasingly spirits and cider, represents:

- high product quality;
- strong consumer brand recognition; and
- a clear fit for those consumers seeking premium choice beverages.

Premium products that generate strong margins also provide us with a key competitive advantage - the ability to continue to invest in brand development, in brand extensions or new product development, on a sustainable and long-term basis.

Central to the Foster's business model is the concept of continuous improvement, funding continuous innovation, brand building and new product development.

Through a dedicated consumer insights and innovations team – I-Nova – Foster's is investing in innovation as a core competency across all of our business divisions.

Another Foster's attribute is distribution strength.

In Australia - CUB's distribution network reaches over 22,000 customers.

This provides an unparalleled link with our customers, and a range of opportunities in terms of introducing new products.

And in North America, Beringer Blass offers arguably the best premium and luxury wine portfolio through leading distributors in every major state in the country.

The third attribute of the Foster's business model is diversity.

Having businesses spread across products, geographical markets and production sources balances earnings and cash flow risk.

And increasingly – as we focus on a multi-beverage strategy – diversity will enable us to offer our customers and consumers a range of product choices and cross-promotional opportunities not matched by any of our competitors.

A final attribute is balance sheet strength and flexibility.

While our focus is currently on restoring growth in wine, we also want to ensure that by maintaining a strong balance sheet, generating superior levels of cash flow and improving the group's equity market rating, Foster's is well placed to participate in the inevitable industry consolidation.

Foster's business priorities

As we have already acknowledged, aspects of the group's performance in recent times have been disappointing.

In particular, we have not yet been able to leverage the full potential of the Beringer acquisition.

Let me assure you, that the new senior management team - and indeed the broader Foster's organisation - are fully committed to harnessing the group's strengths and delivering greatly improved shareholder returns.

While our strategy remains unchanged and intact, the execution will be very different.

I'd like to talk today about each of the four priorities that I have set for the group:

1. To maintain and build the momentum within CUB to create a multi-beverage powerhouse in Australia and the broader Asia-Pacific region;
2. To deliver on the initiatives of the recent Wine Trade Review and build a truly global premium wine business;
3. To optimise the strength of the Foster's brand internationally; and finally
4. To adopt a shared and consistent Foster's Way of working across the group.

CUB: a multi-beverage powerhouse in Asia Pacific

Turning firstly to CUB...

John Murphy and his team are continuing to develop the strength of the CUB multi-beverages model in Australia through a focus on building brand equity, investing in innovation and maximising what is the country's very best distribution network.

CUB's portfolio now comprises not only iconic beer brands in VB and Carlton Draught, but a growing suite of RTDs, spirits, ciders and most recently wine through the Half Mile Creek brand.

While beer as a category is mature and relatively low growth, CUB's strength in this area provides a very solid platform to pursue opportunities in other categories, such as RTDs and wine which continue to grow strongly.

We will continue to transform this business into one that can deliver consistent growth in earnings year in and year out.

BBWE: global premium wine

Another priority – not only for Jamie Odell and his team but also for the wider executive group – is the delivery of the financial outcomes associated with the Wine Trade Review that the Chairman has covered already today.

Jamie and his team have set out a clear road map of what we want to achieve.

The focus is now strongly on execution.

We undertook extensive communication to the market in June and at that time we indicated that it would take some months before we would be in a position to see the expected benefits from the Trade initiatives.

I would however, like to briefly comment on the status of some of the main initiatives. I am pleased to say that all aspects of the review are either on track or ahead of plan.

BBWE: wine trade review update

In terms of revenue growth initiatives, the plans to increase brand spend, reinvigorate some of our core US brands, expand the Wolf Blass international platform and build secondary brands are in place.

A major advertising campaign for the Beringer brand is on track to commence in November.

And we have launched a number of re-packaged products like Andrew Garrett, as well as a number of new brands including Eye Spy by Yarra Ridge.

We are making good progress on a number of the main initiatives associated with

- the disposal of surplus bulk wine;
- vineyard dispositions;
- winery consolidation activities;
- outsourcing targets around the Stone Cellars brand; and
- the introduction of a global procurement function.

Organisationally, we have strengthened our capabilities in a number of areas with some key appointments.

As we have made clear, at least 50% of the cost savings of up to $85 million will be reinvested into brand development and marketing activities.

We expect marketing spend – as distinct from price promotional spend – to double from the current level of around 5% of group revenue over the next 5 years.

BBWE: outlook

It's important to remember that all of these initiatives are set against the context of highly competitive and challenging market conditions in the US.

However we are seeing some very positive signs for the supply situation.

Preliminary forecasts of a lower 2004 Californian vintage is very good news for the surplus supply issues that have troubled the industry over the last 3 years.

BBWE's wine depletions for FY04 grew by 4% during the year in what was an extremely competitive marketplace.

Bulk wine prices continue to strengthen.

Interest in our surplus vineyards continues to be very competitive.

And distributor inventory levels have been reduced to more efficient levels.

As we have said before, we expect FY05 to be somewhat of a recovery year for our wine business, as brand marketing support is returned to normal levels.

However, as per our previous guidance, we expect FY06 earnings growth to return to around the 10% mark.

Wine sector still highly fragmented

I'd like to stress that while we require some time to fully implement our plans, we do not underestimate the urgency and strategic imperative of doing so.

In a very tough market environment, and one that is still highly fragmented, the premium wine category remains in relatively high growth.

In the first instance, we are committed to leading this growth and delivering an improved operational result for shareholders.

And in the second, it's important that we get the operations working before we are in a position to participate in any industry consolidation.

In Beringer we already have a very good business and a strong base on which to build.

I am confident that our plan will enable us to fully exploit, what is today, the very best strategic wine footprint in the world.

Clubs and Services

As the Chairman mentioned earlier, the performance of our Wine Clubs and Services businesses has been impacted by challenging market conditions and business specific issues.

However the strategic fit of both Clubs and Services within the broader Foster's wine portfolio remains solid.

Under the leadership of Neville Fielke, the absolute priority and focus over the next 12 to 18 months is on rebuilding these businesses to produce both sustainable growth in earnings and high returns.

FBI: maximise value from the Foster's brand

Turning now to our international beer business Foster's Brewing International...

Foster's Lager is the 7th largest international beer brand, with sales volumes of over 86 million cases distributed across 150 countries.

In the past 12 months, volumes of Foster's grew four times faster than the global beer market, and the brand already punches well above its weight in the minds of consumers.

However Foster's Brewing International remains a relatively small contributor to group earnings.

Clearly our immediate priority will be to improve the contribution from the Americas.

Beyond that we are looking for new ways to extract greater value from this great brand through:

- working more closely with our licence partners;
- aggressively pursuing opportunities in markets where the licence arrangements do not apply; and
- exploring other avenues across the broader Foster's portfolio of beverages.

Rick Scully and his team are rolling out a comprehensive marketing and product development program that we believe will further improve the international position of the brand over the next 5 years.

Lensworth: sale process

As I mentioned at the start, we are well advanced in the sale process for Lensworth.

The level of interest in the business has been significant, which gives us confidence that we will be able to maximise the value of this excellent asset for shareholders.

Business execution

Moving now to my final priority, which is business execution, or the Foster's Way Forward.

Critical to this approach is the belief that our people remain our greatest asset – one that can be further enhanced if we adopt a shared and consistent way of working across the group.

Working as one company across businesses, processes and regions and sharing our intellectual capital across beverage categories, will allow us to:

- develop a better understanding of our consumers;
- improve our speed to market; and
- unlock the benefits of scale and operational efficiency.

Obviously it is early days but the benefits of this change in approach are already evident.

For example, the launch of Half Mile Creek, a wine brand launched as a parallel effort by CUB and BBWE, is notable in that it represents the first time CUB and BBWE have come together and pitted their combined strengths to tackle a significant market opportunity.

While it's early days, the brand is showing signs of being a tremendous success.

Half Mile Creek also demonstrates how we are innovating based on consumer insights.

The establishment of I-Nova, a global consumer insights function co-headed by John Murphy and Jamie Odell will position us to pursue many more such opportunities, across products, processes and regions.

We are progressing towards implementing a shared back office platform to support this way of working in the regions where we operate a multi beverage business, in Australia and the Pacific.

This will not only lower our total overhead cost but will also give us a sustainable competitive advantage over our single region and single product competitors.

Top quartile performance

The business model and strategies I have outlined today are all designed to improve our financial performance to the point where we can achieve our ultimate objective – the delivery of total returns to shareholders in the top quartile of our competitive set.

Group financial targets

This means the consistent delivery from fiscal 2006 and beyond of:

- Sustainable double digit growth in normalised earnings per share;
- Operating cash flow of at least 75% of EBITDA;

- Profit margins above 20%;
- Significantly improved returns on invested capital; and
- Continuing balance sheet strength and flexibility, demonstrated by an investment grade credit rating.

As I have already mentioned we are already reviewing the efficiency and effectiveness of our back office and administrative functions.

We are striving to achieve capital efficiency improvements in all parts of the business, to complement the stronger focus on top line growth.

Finally, portfolio and capital management remain a key focus as we continue to look for opportunities to grow organically and enhance our business performance.

Conclusion

Foster's is already a good business. Our challenge and mission is to make it a great business, capable of delivering superior long-term returns.

In order to achieve our goal of being a leading global beverage company we must continue to differentiate ourselves through the products we sell, the people we employ to build our businesses, and the financial outcomes we deliver to investors.

This is an exciting time in the group's history, and I am looking forward to leading the company into its next phase of profitable growth.

On behalf of your management team can I thank you for being here today, and for your continued interest and support.

ASX

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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/10/2004

TIME: 11:06:33

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

President & CEO's AGM Address 2004

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